EXHIBIT 11

      SURGE COMPONENTS, INC. AND SUBSIDIARIES

                  COMPUTATION OF EARNINGS PER COMMON SHARE




                                        Year Ended
                                        November 30,
                                    2003           2002
                                -----------     ---------

Basic earnings:
Net loss available to common
shareholders                      $(179,161)   $(1,766,554)
                                  =========    ===========
Shares:
Weighted common shares
 outstanding                      8,743,326      8,848,530

Basic loss per common share          $ (.02)       $ (.20)
                                  =========     =========
Diluted earnings:

Net loss available to common
shareholders                       $(179,161)  $(1,766,554)
                                   =========   ===========
Shares:
Weighted common shares
 outstanding                       8,743,326      8,848,530
Convertible notes payable                 --             --
Class A warrants                          --             --
Preferred series B stock                  --             --
Preferred series C stock                  --             --
Employee stock options                    --             --
                                   ---------      ---------

Total weighted shares outstanding  8,743,326      8,848,530*

Diluted loss per common share     $     (.02)     $    (.20)
                                  ==========      =========


* The shares issuable upon conversion of the convertible notes payable, the preferred stock and outstanding stock options and warrants are not included since their inclusion would be anti-dilutive.
